UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41834

GLOBAL MOFY AI LIMITED

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Global Mofy Announces Fiscal Year 2024 Financial Results
99.2	Fiscal Year 2024 Earnings Call Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL MOFY AI LIMITED

Date: January 3, 2025	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, and a director

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